United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒     Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐     No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐     No☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐     No☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

CVRD to sell ferromanganese alloys to CORUS under medium term contract

Rio de Janeiro, August 23, 2004 – Companhia Vale do Rio Doce (CVRD), one of the leading players of the global ferromanganese alloys market, informs that it signed with Corus, one of the largest European steelmakers and a major CVRD iron ore client, a contract to supply ferromanganese alloys for three years, totaling annual deliveries of 30,000 tons.

This contract represents a paradigm change in the commercial relationship between ferroalloys and steel producers. Previously, ferroalloys were supplied through spot market transactions. Such change is very positive for both parties, allowing the optimization of production planning.

The ferroalloys will be delivered to Corus by CVRD European subsidiaries, Rio Doce Manganèse Europe (RDME), located in Dunkerque, France, and Rio Doce Manganese Norway (RDMN), located in Mo I Rana, Norway, and will involve medium carbon ferromanganese alloys (MCFeMn), high carbon ferromanganese alloys (HCFeMn) and ferro silicomanganese alloys (FeSiMn).

This contract contributes to strengthen the long-term relationship between CVRD and Corus, widening the range of products transacted.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer